UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION
OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES ACT OF 1934
OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER
SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-15186
Wolseley plc
(Exact name of registrant as specified in its charter)

Parkview 1220, Arlington Business Park
Theale, Reading, RG7 4GA
ENGLAND
+44 118 929 8700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American depositary shares representing
ordinary shares of 25 pence each
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☑	Rule 12h-6(d) ☐
(for equity securities)	(for successor companies)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I
Item 1. Exchange Act Reporting History
A.	Wolseley plc (the “Company”), first incurred the duty to file reports under Section 13(a) and Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) in May 2001.

B.	The Company has filed or submitted all reports required under Exchange Act Sections 13(a) and 15(d) and the corresponding Commission rules for the 12 months preceding the filing of this form, and has filed at least one annual report on Form 20-F under Section 13(a).
Item 2. Recent United States Market Activity
Other than Registration Statements on Form S-8, the Company has not registered its equity securities for sale in the United States. In accordance with SEC Release No. 34-55540, the Company has filed post-effective amendments to terminate the registration of sales of these equity securities. The Company has a sponsored ADR facility which is registered on a Form F-6, No. 333-13408. A Post-Effective Amendment No. 2 to the Form F-6 Registration Statement will be filed on January 2, 2008.
Item 3. Foreign Listing and Primary Trading Market
A.	The Company maintains a listing of the Ordinary Shares on the London Stock Exchange, which is located in the United Kingdom. The London Stock Exchange constitutes the primary trading market for the Ordinary Shares.

B.	The Company initially listed on the London Stock Exchange in January 1982 as Wolseley-Hughes plc and subsequently changed its name to Wolseley plc in April 1986. The Company has maintained a listing of the Ordinary Shares on the London Stock Exchange for at least the 12 months preceding the filing of this form.

C.	During the 12-month period beginning December 16, 2006 and ending December 17, 2007, 98.5% of trading in the Ordinary Shares occurred on the London Stock Exchange.
Item 4. Comparative Trading Volume Data
The Company’s trading volume data used to rely on Rule 12h-6(a)(4)(i) are as follows:
A.	See Item 4.D.

B.	See Item 4.D.

C.	See Item 4.D.

D.	On December 21, 2007, the Company filed a Form 25 with the Commission to delist the Ordinary Shares and American Depositary Shares representing them (“ADSs”) from the New York Stock Exchange. Effective December 31, 2007, the Ordinary Shares and ADSs were delisted from the New York Stock Exchange. During the 12-month period beginning December 16, 2006 and ending December 17, 2007, the average daily trading volume of the Ordinary Shares in the United States (whether in their own form or through ADSs) was 0.09 million and the average daily trading volume of Ordinary Shares on a worldwide basis was 7.34 million. During the 12-month period beginning December 16, 2006 and ending December 17, 2007, the average daily trading volume of the Ordinary Shares in the United States (whether in their own form or through ADSs) was 1.3% as a percentage of the average daily trading volume of the Ordinary Shares on a worldwide basis.

E.	Not applicable.

F.	UBS Limited, using Bloomberg, provided the Company with the source data for the trading volume of the Ordinary Shares and ADSs used to determine whether the Company meets the requirements of Rule 12h-6.
Item 5. Alternative Record Holder Information
Not applicable.
Item 6. Debt Securities
Not applicable.
Item 7. Notice Requirement
A.	On December 11, 2007, the Company published the notice required by Exchange Act Rule 12h-6(h), disclosing the Company’s intent to terminate its duty to file reports under Sections 13(a) and 15(d) of the Exchange Act.

B.	The Company distributed this notice via press release to the New York Stock Exchange and submitted the notice to the Commission under cover of a Form 6-K on December 11, 2007.
Item 8. Prior Form 15 Filers
Not applicable.

PART II
Item 9. Rule 12g3-2(b) Exemption
The Company will publish the information required by Rule 12g3-2(b)(1)(iii) on its Internet website at http://www.wolseley.com.
PART III
Item 10. Exhibits
None.
Item 11. Undertakings
The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:
(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, Wolseley plc has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Wolseley plc certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

WOLSELEY plc
Dated: January 2, 2008	By:	/s/ Stephen P. Webster
	Name:	Stephen P. Webster
	Title:	Chief Financial Officer and Director